

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Mike Morrison
Chief Financial Officer
NCS Multistage Holdings, Inc.
19350 State Highway 249
Suite 600
Houston, TX 77070

      Re: NCS Multistage Holdings, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2022
            File No. 001-38071

Dear Mike Morrison:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation